September 28, 2016

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	American Century Municipal Trust (the “Registrant”) (File Nos. 002-91229; 811-04025)

Dear Ms. Rossotto:

Please find below our responses to your comments that we discussed on August 30, 2016, regarding Post-Effective Amendment No. 71, filed on July 15, 2016, to the Registrant’s registration statement for Tax-Free Money Market Fund (the “Fund”). For your convenience, we restate each of your comments prior to our responses.

1.    Comment: Explain the Fund’s investment objective to seek high current income.

Response: The Fund seeks high current income as a part of its overall objective which includes safety of principal and investing in tax-exempt securities. As a money market fund, the Fund strives for the best yield possible, given its investment universe.

2.    Comment: Does this Fund have a contractual fee waiver?

Response: The Fund does not have a contractual fee waiver.

3.     Comment: In connection with the first comment, explain how the low yield risk factor relates to the Fund’s objective.

Response: As stated above, the Fund seeks the best yield possible given its investment universe. As the risk factor states, because the types of securities the fund may invest in are limited to the highest-quality, safest securities available, the yield on this fund will be lower than that of a non-money market fund that can invest in longer-term or lower-quality investments.

4.    Comment: Does the Fund focus its investments in a particular state, region, or municipality? If so, please state the state, region, or municipality.

Response: The Fund does not focus its investments in a particular state, region, or municipality.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Karen Rossotto
September 28, 2016

5.	Comment: In the Loss of Tax-Exemptions Risk, consider stating that the Fund may need to sell securities at inopportune times if a security was to lose its tax exempt status.

Response: We have made the requested change.

6.
Comment: In the Purchase and Sale of Fund Shares section, state that in the event that the Fund’s weekly liquid assets fall below 30%, the Fund may instate a liquidity fee or redemption gate as soon as the same day the liquidity falls below the 30% threshold.

Response: We have made the requested change.

7.
Comment: In the Purchase and Sale of Fund Shares section, state that in the event that the Fund’s weekly liquid assets fall below 10%, the Fund is required to instate a liquidity fee beginning on the next business day unless the Board determines such fee is not in the best interests of the Fund.

Response: We have made the requested change.

8.	Comment: In the Objectives, Strategies and Risks section, consider adding headings to the principal risks.

Response: We believe that the existing presentation and organization of the disclosure conforms to the requirements of N-1A and clearly explains risks to shareholders. We respectfully decline to make a change.

9.
Comment: In the Principal Risks section, state that in the event that the Fund’s weekly liquid assets fall below 30%, the Fund may instate a liquidity fee or redemption gate as soon as the same day the liquidity falls below the 30% threshold.

Response: We have made the requested change.

10.
Comment: In the Liquidity Fees and Redemption Gates section, state that in the event that the Fund’s weekly liquid assets fall below 30%, the Fund may instate a liquidity fee or redemption gate as soon as the same day the liquidity falls below the 30% threshold.

Response: We have made the requested change.

11.	Comment: In the Liquidity Fees and Redemption Gates section, consider whether a parenthetical describing redemption gates would be helpful to shareholders.

Response: In the first sentence under the Liquidity Fees and Redemption Gates we define both redemption gates and liquidity fees.

12.	Comment: In the Liquidity Fees and Redemption Gates section, consider providing more detail about the process the Fund would undertake to permanently suspend redemptions and liquidate the Fund.

Response: We have added additional information.

Ms. Karen Rossotto
September 28, 2016

13.	Comment: Confirm that the Fund will be valued at $1.00 per share (stable NAV).

Response: Confirmed, the Fund seeks to maintain a stable $1.00 per share.

14.
Comment: Disclosure in the Fund Investment Guidelines section of the Statement of Additional Information (SAI) states that investment restrictions are measured at the time of the transaction in the security “unless otherwise indicated.” Confirm that the restrictions on borrowing are excluded from this.

Response: See disclosure under Fund Investment Policies: “In the event that such asset coverage falls below 300%, the fund shall, within three days thereafter (not including Sundays and holidays) or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings is at least 300%. In addition, when a fund enters into certain transactions involving potential leveraging, it will hold offsetting positions or segregate assets to cover such obligations at levels consistent with the guidance of the SEC and its staff.”

15.	Comment: State that the Fund seeks to maintain a $1 share price in the summary section of the prospectus.

Response: We have made the requested change.

16.	Comment: Confirm that the information in the Fund’s prospectus is consistent with that included in the Credit Quality and Maturity Guidelines section of the SAI.

Response: The Credit Quality and Maturity Guidelines section has been edited for consistency.

17.	Comment: Are any of the funds in this SAI concentrated? If not, consider changing the heading “Concentration in Types of Municipal Activities.”

Response: We have made the requested change.

18.
Comment: Include a statement in the prospectus stating that the Board of Trustees has adopted procedures designed to stabilize the Fund’s price per share. This disclosure is currently included in the Valuation of a Fund’s Securities section of the SAI.

Response: We have made the requested change.

19.
Comment: Consider including in the prospectus, the actions the advisor and Board of Trustees may consider if the Fund is unable to maintain a stable $1.00 price per share. This disclosure is currently included in the Valuation of a Fund’s Securities section of the SAI.

Response: We have made the requested change.

Ms. Karen Rossotto
September 28, 2016

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact Ashley Bergus at ashley_bergus@americancentury.com or 816-340-3275.

Sincerely,

/s/ Ashley Bergus
Ashley Bergus
Corporate Counsel